Room 4561

April 27, 2007

Mr. James E. Riesenbach
Chief Executive Officer
Autobytel Inc.
18872 MacArthur Boulevard
Irvine, CA 92612

> **Re:** **Autobytel Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 15, 2007**
> **File No. 000-22239**

Dear Mr. Riesenbach:

We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Financial Statements

Note 7. Commitments and Contingencies, page F-32

1.   We note that in December 2006 you entered into a settlement agreement with Dealix. Please explain to us how you will account for the settlement. Your response should address how you will determine the classification of amounts to be recorded and the timing of recognition. In addition, explain to us how you will allocate the proceeds between the settlement and the license. Refer to any accounting guidance as appropriate.

Note 14. Quarterly Financial Data (Unaudited), page F-47

2.   Please explain to us how your disclosures comply with Item 302(a)(1) of
        Regulation S-K which requires you to present gross profit within selected
        quarterly financial data.

302 Certifications

3.   We note the identification of the certifying individual at the beginning of the
        certification required by Exchange Act Rule 13a-14(a) also includes the title of
        the certifying individual. In future filings, the identification of the certifying
        individual at the beginning of the certification should be revised so as not to
        include the individual's title.

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please submit all correspondence and supplemental
materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your
filing(s), you may wish to provide us with marked copies of any amendment to expedite
our review. Please furnish a cover letter that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing any
amendment and your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

-   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

-   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

-   the company may not assert staff comments as a defense in any proceeding
    initiated by the Commission or any person under the federal securities laws of the
    United States.

Mr. James E. Riesenbach
Autobytel Inc.
April 27, 2007
Page 3

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Christine Davis, Staff Accountant at (202) 551-3408 or me at (202) 551-3451 if you have questions regarding these comments.

Sincerely,

Mark Kronforst
Accounting Branch Chief